780 NORTH WATER STREET MILWAUKEE, WISCONSIN 53202-3590 Tel 414-273-3500 Fax 414-273-5198 www.GKLAW.COM

February 11, 2016

VIA EDGAR

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management

Disclosure Review Office
100 F Street, N.E.
Washington, D.C.  20549

Re:

BMO Funds, Inc. (File Nos. 33-48907 and 811-58433);

BMO LGM Frontier Markets Equity Fund (File Nos. 333-193915 and 811-22882)

Dear Ms. DiAngelo Fettig:

This letter responds to oral comments received from you on Thursday, January 14, 2016 regarding (i) the annual reports filed on November 3, 2015 on Form N-CSR on behalf of BMO Funds, Inc. (the “Company”) and BMO LGM Frontier Markets Equity Fund (the “Fund”); (ii) the October 30, 2015 filings on Form N-SAR for the Company and the Fund; (iii) the August 28, 2015 filing on Form N-PX for the Company; (iv) the annual update filed on December 29, 2015 on Form N-1A on behalf of the Company; and (v) the Company’s filings on Form N-17f-2.

The Company and the Fund each understand that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Your comments and our responses are set forth below.

COMMENTS APPLICABLE TO THE BMO FUNDS, INC. ANNUAL REPORTS

Comments Relating to the Annual Report Commentary

1.

Comment:  The disclosure under the “Portfolio sector allocation” table for each fund reads “Portfolio composition will change due to the ongoing management of the Fund. The percentages are based on net assets as of August 31, 2015 and may not necessarily reflect adjustments that are routinely made when presenting net assets for formal financial statement processes.”  Please supplementally explain these statements.

Response:  The first sentence of the above disclosure, indicating that the “portfolio composition will change due to the ongoing management of the Fund,” is included to ensure that shareholders understand that the composition presented is as of a specific date, is not static, and will change over time.

The second sentence of the above disclosure is included to clarify that there may be slight variations between the percentages in the “Portfolio sector allocation” table and the financial statements. This is because the percentages presented in the “Portfolio sector allocation” table for each fund are presented as of the transaction settlement date (the business day following the trade date), while the percentages in the financial statements are presented as of the trade date.

2.

Comment:  Under the “Annual Report – Commentary” section for each fund, the shareholder letters reference fund returns.  Please specify that the cited returns are for a specific class and identify the class.

Response:  The Company supplementally confirms that in future filings, where returns are referenced in the shareholder letters, it will specify that the referenced returns are for a specific class and identify the class.

3.

Comment:  Under “Explanation of the Indexes and Notes in the Commentary” and in the footnotes to the “Average annual total returns” tables under the “Annual Report – Commentary” section for the Target Date and Target Risk funds, the expense ratios cited are those in the most recent prospectus.  Consider adding language in the respective section and footnotes referring shareholders to the financial highlights for the updated expense ratios. If applicable, please also explain that the expense ratios are calculated differently (i.e. the acquired fund fees and expenses are or are not included in the calculation).

Response:  The Company notes that the existing disclosure in the Target Date and Target Risk Funds commentaries explains that the ratios include Acquired Fund Fees and Expenses.  Other funds invest in other investment companies to only a limited extent so that such an explanation is not necessary.  The Company will consider including a reference to the financial highlights in future reports.

4.

Comment:  As required by Form N-1A Item 27(b)(7)(2)(a) instruction 1(d), if the Company chooses to present a class in the line graph with an investment minimum higher than $10,000, use the investment minimum as the initial investment amount in the line graph.

Response: For the information of the staff, many types of investors in Class I shares of the funds qualify for a minimum investment amount waiver as disclosed in the Prospectus.  Further, the Company believes a consistent basis for comparison is important for shareholders to be able to review assumed asset growth when making an informed investment decision.  Accordingly, the Company believes its current presentation is appropriate.

5.

Comment:  Within the “Annual Report – Commentary” section for the Alternative Strategies Fund, please enhance the disclosure to include information regarding derivatives and how investment in derivatives has affected the Alternative Strategies Fund’s performance.

Response:  The Company notes that all relevant factors impacting the fund’s performance during the fiscal year are discussed in the Commentary.  Derivatives did not have a material impact on the fund’s performance during the year.  The Company supplementally confirms that it will add disclosure regarding derivatives to future filings if relevant.

Comment Relating to the Expense Example

6.

Comment:  Under the “Expense Example” for the Target Date and Target Risk funds, please consider including disclosure explaining that the example does not include acquired fund fees and expenses.

Response: The Company supplementally confirms that it will add the requested disclosure to future filings, if applicable.

Comments Relating to the Schedule of Investments

7.

Comment: In the “Schedules of investments” for the Target Risk and Target Date funds, please disclose the class of shares held in each underlying fund.

Response:  The Company supplementally confirms that it will include the requested disclosures in future filings.

8.

Comment:  If investments in an underlying fund make up greater than 25% of a fund’s portfolio, as was the case for the Conservative Allocation Fund at August 31, 2015, please include disclosure alerting shareholders how to access the financial statements for that underlying fund.

Response:  The Company supplementally confirms that it will include the requested disclosure in future filings, if applicable.

9.

Comment:  Please disclose the interest rates associated with preferred stock holdings, if applicable.

Response:  The Company supplementally confirms that it will include the requested disclosure in future filings, if applicable.

10.

Comment: With respect to restricted securities, please incorporate the disclosure required by Regulation S-X, Rule 12-12 into the Schedule of Investments in future filings, if applicable.

Response:  For the information of the staff, each of the securities identified as restricted is a “Rule 144A security.”  The Company’s combined disclosure in footnotes (6) and (7) to the Schedule of Investments follows standard industry practice with respect to such securities.  The Company supplementally confirms that it will revise these footnotes to provide further clarity in future filings.

11.

Comment:  With respect to variable or floating rate securities, please consider disclosing base rates, spreads, and any floors under footnote nine to the Schedule of Investments.

Response:  The Company supplementally confirms that it will consider including the requested disclosure in future filings.

Comments Relating to the Notes to the Financial Statements

12.

Comment:  Please consider disclosing any ROC-SOP tax adjustments in the notes to the financial statements.

Response:  The Company respectfully declines to include specific disclosure regarding any ROC-SOP tax adjustments at this time, but may consider adding such disclosure in future filings.

13.

Comment:  Where a fund utilizes a tiered management fee structure, please consider disclosing the effective management fee.

Response:  The Company respectfully declines to include such disclosure at this time.  The Company notes that the effective management fee rate for each fund is currently disclosed in the Statement of Additional Information.

14.

Comment:  The “Futures Contracts” disclosure under footnote two to the financial statements reads “Certain Funds may purchase futures contracts to manage cash flows, enhance yield, or to potentially reduce transaction costs” (emphasis added).  Where a fund has invested in derivatives during the fiscal year, please provide more specificity as to the purpose for which the fund invested in a certain type of derivatives for the year under review.

Response:    The Company supplementally confirms that it will include the requested disclosure in future filings.

15.

Comment:  Note five to the financial statements for the Target Date and Target Risk funds states that “[The expense limitation] agreement does not provide for recoupment by the Adviser of waived fees or reimbursed fees.”  Please include this disclosure in the notes to the financial statements for each fund, where applicable.

Response:  The Company supplementally confirms that it will include the requested disclosure in future filings, where applicable.

Comment Relating to the Directors’ Approval of the Advisory Contracts

16.

Comment:  The “Shareholder Report Disclosure of Directors’ Approval of Advisory Contracts – Costs of Services Provided and Profits Realized by the Adviser and Subadvisers,” section includes disclosure regarding the Board’s review of information from the Adviser comparing the Funds’ net expense ratios with those of comparable peer groups.  Please explain whether or not the net expense ratios used in this comparison included the effect of acquired fund fees and expenses.

Response:  For the information of the staff, the Board reviews expense ratio data provided by both Lipper and Morningstar.  It is the Company’s understanding that such data includes the effect of acquired fund fees and expenses when applicable.

Comments Relating to Item Four

17.

Comment:  In future filings, under “Item 4. Principal Accountant Fees and Services,” please include more information in subsections (b) and (c) regarding the audit-related fees and tax fees and the nature of the services provided.

Response:  The Company supplementally confirms that it will include the requested disclosure in future filings.

18.

Comment:  In future filings, please review the disclosure under subsection (e)(2) of “Item 4. Principal Accountant Fees and Services,” regarding the percentage of services for which pre-approval was waived, to ensure that it conforms with Rule 2-01 of Regulation S-X.

Response:  The Company supplementally confirms that it will disclose the percentage of services for which pre-approval was waived, rather than the percentage of services that were pre-approved, under subsection (e)(2) of “Item 4. Principal Accountant Fees and Services” in future filings.

19.

Comment: The Company has disclosed amounts of fees for non-audit services in response to Item 4(g).  Please explain why Item 4(h) regarding the Audit Committee’s consideration of such non-audit services is not applicable.

Response:  The Company supplementally explains that the services disclosed in Item 4(g) were pre-approved by the Audit Committee pursuant to paragraph (c)(7)(ii) of Rule 2-01 of Regulation S-X.   Accordingly, Item 4(h) is not applicable.

Comment Relating to Item Six

20.

Comment:  The “Report of Independent Registered Public Accounting Firm” (the “Report”) following the schedules of investments included under “Item 6. Investments” states that KPMG LLP audited the schedules of investments included under Item 6 as well as the corresponding summary schedules.  Please explain why the Report following the “Notes to Financial Statements” section does not reference the summary schedules.

Response:  For the information of the staff, the Company has confirmed with KPMG LLP that the Report following the “Notes to the Financial Statements” is correct as provided because the Report references the named sections of the Financial Statements, and the Summary Schedule is not specifically identified as such in the Financial Statements.  The Report in Item 6 of Form N-CSR refers to Summary Schedules to clarify that the Schedules of Investments included in Item 6 are the full schedules.

COMMENT APPLICABLE TO THE BMO FUNDS, INC. OCTOBER 30, 2015 N-SAR

21.

Comment:  The auditor’s name and conformed signature do not appear at the bottom of the Report in the October 30, 2015 N-SAR filing.  Please submit an amended N-SAR filing that includes the auditor’s name and conformed signature at the bottom of the Report.

Response: The Company supplementally confirms that it will submit an amended N-SAR filing that includes the auditor’s name and conformed signature at the bottom of the Report.

COMMENT APPLICABLE TO THE BMO FUNDS, INC. AUGUST 28, 2015 N-PX

22.

Comment:  The August 28, 2015 N-PX filing includes disclosure that the BMO Small-Cap Value Fund and the BMO Dividend Income Fund “held no voting securities during the reporting period and did not vote any securities or have any securities that were subject to a vote during the reporting period.”  Please explain why these two funds did not hold any voting securities.

Response:  We have determined that the BMO Small-Cap Value Fund and BMO Dividend Income Fund each held voting securities and that the votes were cast appropriately.  Due to a coding error the votes were not reflected on the N-PX.  The coding error has been corrected and each Fund’s votes will be reflected correctly on future filings.  In addition, the Company will submit an amended N-PX filing to correct the August 28, 2015 N-PX disclosure.

COMMENT APPLICABLE TO THE BMO FUNDS, INC. ANNUAL UPDATE

23.

Comment:  Please explain why, for certain funds, footnote two to the “Fees and Expenses of the Fund” table states that the “Other Expenses” have been restated.

Response:  For the information of the staff, the Company supplementally explains that “Other Expenses” have been restated for certain funds due to a reduction in the administration fees effective as of June 1, 2015.

COMMENTS APPLICABLE TO THE BMO LGM FRONTIER MARKETS EQUITY FUND ANNUAL REPORT

Comment Relating to the Schedule of Investments

24.

Comment:  The Schedule of Investments lists “Participation Notes” as a type of asset in which the fund invests.  If there are interest rates associated with these assets, please disclose these rates in future filings.

Response:  The Fund supplementally confirms that it will include the requested disclosure in future filings, if applicable.

Comment Relating to the Statement of Operations

25.

Comment:  Please consider including a description of any accounting policies relating to accrual of foreign capital gains tax in future filings.  Specifically, please disclose whether the funds accrue a capital gains tax based on unrealized appreciation.

Response:  The Fund supplementally confirms that it will provide additional disclosure regarding accrual of foreign capital gains tax in future filings.

Comment Relating to the Financial Highlights

26.

Comment:  If the Fund is listed on an exchange, when calculating total investment return, please base the calculation on current market prices rather than net asset value.

Response:  The Fund is a closed-end interval fund, which differs from traditional closed end funds in that its shares do not trade in the secondary market, but instead are subject to periodic repurchase offers by the Fund at a price based on the Fund’s NAV.  In addition, the Fund’s shares are offered for sale at a price based on the Fund’s NAV.  Therefore, there is no “market price” at which the Fund’s shares are offered for sale or redemption; rather, only NAV is used for this purpose.  The “open/high/low/close” price each day is constant because it reflects the NAV calculated on each such day, not a fluctuating market value.  It is for this reason that the Fund’s total return is calculated based on NAV.

Comment Relating to Item Four

27.

Comment:  The BMO Funds, Inc. annual report discloses other non-audit fees under subsection (g) of “Item 4. Principal Accountant Fees and Services” that were paid to BMO Harris Bank N.A.  Please explain why disclosure of such fees is not included for the Fund.

Response:  The Fund supplementally explains that BMO Harris Bank N.A. serves as the custodian to the BMO Funds, Inc. funds, whereas a different entity serves as the Fund’s custodian.  Accordingly, BMO Harris Bank N.A. does not provide any ongoing services to the Fund that would require disclosure under Item 4(g).

COMMENT APPLICABLE TO THE BMO LGM FRONTIER MARKETS EQUITY FUND

OCTOBER 30, 2015 N-SAR

28.

Comment:  The “Report of Independent Registered Public Accounting Firm” filed October 30, 2015 cites a material weakness in the fund’s internal control over financial reporting, stating  “As of August 31, 2015, management did not have appropriate controls to ensure that all relevant valuation information for certain securities was considered during the preparation of the August 31, 2015 financial statements. As a result of this material weakness, there was a material misstatement in the preliminary August 31, 2015 financial statements that was corrected prior to issuance.”  Please provide additional details regarding this weakness, such as whether additional controls are now in place, why the weakness did not affect other funds, whether the weakness resulted in any NAV calculation errors, and whether it affected any repurchase transactions.

Response:  The Fund supplementally confirms that the Valuation and Pricing Procedures have been amended to add additional controls and were approved by the Board at the November 2015 meeting.  The material weakness did not impact any other funds because the error was related to a specific security held by the Fund.  The weakness did result in an NAV error, but it did not affect any repurchase transactions.

GENERAL COMMENTS

29.

Comment:  When a new fund is launched and the track record for the new fund is based on the track record of a private investment vehicle, please disclose the previous two years’ financials for the private investment vehicle.

Response:  The Company confirms that if it launches a new fund in the future and uses the existing track record of a private investment vehicle, it will provide upon request two years of financial information related to the private investment vehicle.

30.

Comment:  Please disclose the results of the April 20, 2015 shareholder meetings in the next filing on Form N-SAR as required by N-SAR Item 77C and Rule 30e-1(b) under the Investment Company Act of 1940.

Response: The Company supplementally confirms that it will include the requested disclosure in the amended N-SAR filing it intends to submit in response to Comment 21, above.  In addition, the Company will include the results of a shareholder meeting held on May 18, 2015.

31.

Comment: Please confirm that BMO Funds, Inc. will make all 17f-2 filings and will ensure that the filings are made promptly after their respective audit report dates.  In addition, please confirm whether BMO Funds, Inc. currently has a policy regarding how long after an audit report these filings are to be made.

Response:  The Company supplementally confirms that it will make all future 17f-2 filings promptly after their respective audit report date.  The Company’s current practice is to make 17f-2 filings approximately 90 to 120 days following the audit report date.

* * *

If you have any questions regarding these responses, please contact the undersigned at 414-287-9354.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Jacqueline R. Roush

Jacqueline R. Roush

cc:

Working Group